UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Catalyst Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14888D208

(CUSIP Number)

Michael Torok

68 Mazzeo Drive

Randolph, Massachusetts 02368

Travis J. Wofford

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

Tel: (713) 229-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14888D208
1.	Names of Reporting Persons JEC II Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 14888D208
1.	Names of Reporting Persons The Heidi S. Shippell-Heiland 2008 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 14888D208
1.	Names of Reporting Persons Michael Torok
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D originally filed on June 21, 2022 (as amended by Amendment No. 1 filed on July 1, 2022 and Amendment No. 2 filed on August 1, 2022, the “Schedule 13D”) with the Securities and Exchange Commission by JEC II Associates, LLC, a Delaware limited liability company (“JEC II”), The Heidi S. Shippell-Heiland 2008 Irrevocable Trust, a Delaware trust (the “Trust”), and Michael Torok (“Mr. Torok,” and, together with JEC II and the Trust, the “Reporting Persons”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Other than as set forth below, the Schedule 13D is unmodified. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated as follows:

a. and b.	As of the date hereof, the Reporting Persons no longer own any shares of Common Stock.

c.	Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D. All of such transactions were effected in the open market unless otherwise noted therein.

d.	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

e.	As of September 21, 2022, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock.

Item 7. Material to be Filed as Exhibits.

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

99.5	Joint Filing Agreement, dated September 22, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2022

JEC II Associates, LLC

By:	/s/ Michael Torok
Name:	Michael Torok
Title:	Manager

The Heidi S. Shippell-Heiland 2008 Irrevocable Trust

By:	/s/ Michael Torok
Name:	Michael Torok
Title:	Trustee

/s/ Michael Torok
Michael Torok

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/Sold	Price per Share ($)	Date of Purchase/Sale
JEC II ASSOCIATES, LLC

Sale of Common Stock	1,550,000	$0.52	9/21/2022

MICHAEL TOROK

Sale of Common Stock	40,000	$1.98	9/1/2022
Sale of Common Stock	470,000	$0.66	9/21/2022
Sale of Common Stock	10,000	$0.58	9/21/2022
Sale of Common Stock	185,000	$0.60	9/21/2022

THE HEIDI S. SHIPPELL-HEILAND 2008 IRREVOCABLE TRUST

Sale of Common Stock	104,831	$1.97	9/15/2022
Sale of Common Stock	83,694	$1.95	9/16/2022
Sale of Common Stock	61,475	$1.95	9/19/2022